UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14F-1
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INFORMATION STATEMENT FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NEWS OF CHINA INC.
(Exact name of registrant as specified in its charter)

Delaware	98-0471083
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

1855 Talleyrand, Suite 203A, Brossard, Quebec, Canada, J4W 2Y9
(Address of principal executive offices) (Zip code)

(450) 443-1153
(Registrant’s telephone number, including area code)

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NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
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NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS SCHEDULE 14F. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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NEWS OF CHINA INC.
1855 Talleyrand, Suite 203A, Brossard, Quebec, Canada, J4W 2Y9

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE OF COMPOSITION OF THE BOARD OF DIRECTORS

August 24, 2011

As used in this Information Statement on Schedule 14f-1 (the “Information Statement”), the terms “we”, “us”, and “our” refer to News of China Inc., a Delaware corporation. All references to currency are stated in United States dollars unless otherwise indicated.

This Information Statement is being furnished to holders of record of the common stock of our company, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about August 22, 2011, by our company to the holders of record of shares of our common stock as of the close of business on August 19, 2011. On the tenth (10th) day after this Information Statement has been mailed to the stockholders, the director designees named herein will be appointed to the board of directors (the “Effective Date”).

On June 15, 2011, two of our shareholders, entered into affiliate stock purchase agreements with Junjun Wu to sell a total of 15,000,000 shares of our common stock for an aggregate price of US $250,000. Once the purchase is complete, Mr. Wu is anticipated to be the largest shareholder of our company holding approximately 57.9% of our common stock.

On July 20, 2011, the stock purchase was completed (the “Closing”) and in connection with the Closing, Mr. Wu along with Mrs. Hong Ba will join our board of directors.

We wish to appoint Mr. Wu and Mrs. Ba as directors of our company. The appointments to our board of directors will result in a change in the majority of our directors and will be effective 10 days after the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 or Regulation 14E thereunder.

On the Closing, one affiliate shareholder of our company sold 9,500,000 shares of our common stock in the capital of our company at a purchase price of US $0.0001 for an aggregate price of $950. One affiliate shareholder of our company sold 5,500,000 shares of our common stock in the capital of our company at a purchase price of US $0.045 per share for an aggregate price of $247,500. The 15,000,000 shares of common stock in the capital of our company consisted of 57.9% of the issued and outstanding shares at Closing. After Mr. Wu and Mrs. Ba are appointed as directors of our company, our directors will hold a cumulative 61.78% interest in the issued and outstanding shares of common stock in the capital of our company.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least 10 days prior to the date that a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF ROBBIE MANIS TO THE BOARD OF DIRECTORS UPON THE EFFECTIVE DATE. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND OUR COMPANY A PROXY. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

VOTING SECURITIES

We are authorized to issue up to 50,000,000 shares of common stock, par value $0.0001 per share. On July 27, 2011, there were 25,900,000 shares of our common stock issued and outstanding.

Each share of issued and outstanding common stock entitles the holder thereof to fully participate in all stockholder meetings, to cast one vote on each matter with respect to which stockholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the common stock, as well as in the net assets of the corporation upon liquidation or dissolution.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of August 19, 2011 by (i) each person or group who is known by us to beneficially own more than 5% of our common stock; (ii) each director; (iii) our president, our chief executive officer and each other executive officer whose cash compensation for the most recent fiscal year exceeded $100,000 and (iv) all such executive officers and directors as a group. Except as indicated in the footnotes to this table, the persons named in the table to our knowledge have sole voting and investment power with respect to all shares of securities shown as beneficially owned by them. The information in this table is based upon 25,900,000 shares of common stock outstanding.

(1) Title of class	(2) Name and address of beneficial owner	(3) Amount and nature of beneficial ownership		(4) Percent of class [1]
common stock	Chenling Shi Room 903, 9/F, Entrance 12, Bldg 4, Jiaodaokou Dongdajie, Dongcheng District, Beijing, China 100007.	4,500,000	Direct	17.37%
common stock	Junjun Wu 1-97 Hongqi North St. Xiaowang Village Wanbailin District, Taiyuan City, Shanxi Province, China	15,000,000	Direct	57.92%
common stock	Chenxi Shi 1855 Talleyrand, #203A Brossard, QC J4W 2Y9	1,000,000	Direct	3.86%
	Directors and Officers as a Group	16,000,000		61.78%

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1 Percentage of ownership is based on 25,900,000 shares of common stock issued and outstanding as of August 19, 2011. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

Changes in Control

The Closing results in a change of control of our company due to the fact that an aggregate amount of 15,000,000, or 57.92%, of the shares of common stock in the capital of our company have been sold by certain affiliate shareholders to Mr. Junjun Wu.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following sets forth information about the individuals who will become our directors in addition to our current director, Chenxi Shi, on the Effective Date:

Name	Age	Position
Junjun Wu	40	Director
Ba Hong	44	President, CEO and Director

The following is a summary of the biographical information of our nominated directors:

Hong Ba

Mrs. Ba joins our company in August, 2011 as Chief Executive Officer and will be appointed as a Director 10 days after we disseminate a Schedule 14F. Mrs. Ba was born in 1966. She graduated from Taiyuan University Software in 1988. She had worked in China Eastern Airline from 1988. She has over 20 years of work experience in aviation marketing. Mrs Ba has been working for Shanxi Jinyan Aviation Business Inc. as the president and a director form 2008.

Mrs. Ba provides her services on a full time basis to our company.

Junjun Wu

Mr.Wu will join our company as a Director 10 days after we disseminate a Schedule 14F. Mr. Wu was born in 1970. He graduated from Wanbailin High School in 1990. He started to do business from 1990 such as garage, scrap steel recycling, decoration materials, storage and logistics, trade, etc. Mr. Wu is the founder of Shanxi Baisheng Investment Ltd and has been serving as President and Direct since founding the company in June,2004 (Date of Inception). Shanxi Baisheng Investment Ltd is focused on investments in coal mining and real estate.

Family Relationships

None

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Except as set forth in our discussion below in “Certain Relationships and Related Transactions, and Director Independence – Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

CORPORATE GOVERNANCE

Director Independence

Our board of directors has concluded that none of our directors will be independent as the term “independent” is defined by the rules of the New York Stock Exchange and Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended.

Board Committees

None of our shares or other securities are presently listed for trading in any securities exchange. Prior to seeking the listing of our shares in any securities exchange, in order to satisfy various listing requirements, our board of directors will require to be restructured, the number of our directors increased and various committees formed, among other requirements.

Code of Business Conduct and Ethics

On September 10, 2007, our board of directors confirmed the adoption of our Code of Ethics and Business Conduct that applies to, among other persons, our company's chief executive officer, president and chief financial officer (being our principal executive officer, principal financial officer and principal accounting officer), as well as persons performing similar functions. As adopted, our Code of Ethics and Business Conduct sets forth written standards that are designed to deter wrongdoing and to promote:

1.	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.

full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

3.	compliance with applicable governmental laws, rules and regulations;

4.	the prompt internal reporting of violations of the Code of Ethics and Business Conduct to an appropriate person or persons identified in the Code of Ethics and Business Conduct; and

5.	accountability for adherence to the Code of Ethics and Business Conduct.

Our Code of Ethics and Business Conduct requires, among other things, that all of our company's senior officers commit to timely, accurate and consistent disclosure of information; that they maintain confidential information; and that they act with honesty and integrity.

In addition, our Code of Ethics and Business Conduct emphasizes that all employees have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to our company. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company's Code of Ethics and Business Conduct by another.

Our Code of Ethics and Business Conduct is being filed with the Securities and Exchange Commission as Exhibit 14.1 to our annual report on Form 10-KSB filed on September 28, 2007. We will provide a copy of the Code of Ethics and Business Conduct to any person without charge, upon request. Requests can be sent to our President at the address appearing on the first page of this annual report.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Transactions with Related Persons

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us, other than as noted in this section:

(i)	Any of our directors or officers;

(ii)	Any person proposed as a nominee for election as a director;

(iii)	Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;

(iv)	Any of our promoters; and

(v)	Any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the foregoing persons.

Insider Transactions Policies and Procedures

Our board of directors is charged with reviewing and approving all potential related party transactions. All such related party transactions must then be reported under applicable SEC rules. We have not adopted other procedures for review, or standards for approval, of such transactions, but instead review them on a case-by-case basis.

EXECUTIVE AND DIRECTOR COMPENSATION

The particulars of compensation paid to the following persons:

  our principal executive officer;

  each of our two most highly compensated executive officers who were serving as executive officers at the end of the year ended June 30, 2010; and

  up to two additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at the end of the most recently completed financial year, who we will collectively refer to as the named executive officers, for our fiscal years ended June 30, 2010 and 2009, are set out in the following summary compensation table:

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Non- qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Chenxi Shi President, Treasurer, CEO, CFO and Director	2010 2009	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Zibing Zhang Vice President	2010 2009	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Zhenyu Chen Vice President	2010 2009	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Employment Agreements

We have not entered into any employment agreement or consulting agreement with our executive officers.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for executive officers. Our executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

WHERE YOU CAN FIND MORE INFORMATION

Our company files reports with the SEC. These reports include annual reports, quarterly reports as well as other information required to be filed pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

NEWS OF CHINA INC.

/s/ Chenxi Shi
Chenxi Shi
President, Treasurer, CEO, CFO and Director

Dated: August 24, 2011